UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Alpine Immune Sciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

02083G100

(CUSIP Number)

Decheng Capital China Life Sciences USD Fund III, L.P.

Ugland House, PO Box 309, Grand Cayman

KY1-1104, Cayman Islands

+1- 345-949-8066

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02083G100
1.	Names of Reporting Persons Decheng Capital China Life Sciences USD Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 02083G100
1.	Names of Reporting Persons Decheng Capital Management III (Cayman), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 02083G100
1.	Names of Reporting Persons Decheng Capital Global Healthcare Fund (Master), LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 02083G100
1.	Names of Reporting Persons Decheng Capital Global Healthcare GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 02083G100
1.	Names of Reporting Persons Xiangmin Cui
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

INTRODUCTION

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D supplements and amends the initial Schedule 13D originally filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on January 24, 2019, as amended by Amendment No. 1 thereto filed with the SEC on August, 3, 2020, Amendment No. 2 thereto filed with the SEC on September 9, 2021, Amendment No. 3 thereto filed with the SEC on September 27, 2022, Amendment No. 4 thereto filed with the SEC on November 14, 2023 and Amendment No. 5 thereto filed with the SEC on April 30, 2024 (as so amended, the “Original Schedule 13D”). Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 6. Capitalized terms used but not defined in this Amendment No. 6 have the respective meanings set forth in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment No. 6 shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

On May 18, 2024, pursuant to the Merger Agreement, Merger Sub completed the Offer and thereafter, on May 20, 2024, merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by the Issuer or any wholly owned subsidiary of the Issuer immediately prior to the Effective Time, (ii) Shares owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Offer and owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase by Merger Sub in the Offer or (iv) Shares that are held by stockholders who are entitled to demand and properly demand appraisal for such Shares pursuant to and in compliance in all respects with Section 262 of the DGCL and do not fail to perfect or otherwise waive, withdraw or lose their right to appraisal with respect to such shares under the DGCL) was converted into the right to receive $65.00 per share in cash, without interest thereon (the “Merger Consideration”), subject to any applicable tax withholding.

Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, each option to purchase Shares granted under an Issuer Stock Plan or as a non-plan inducement award (a “Issuer Stock Option”) that was then outstanding but not then vested or exercisable became fully vested and exercisable in full. At the Effective Time, each Issuer Stock Option that was then outstanding was cancelled, and if such Issuer Stock Option had a per share exercise price less than the Merger Consideration, the holder thereof became entitled to receive a cash payment, without interest and subject to any applicable tax withholding, equal to the product obtained by multiplying (i) the total number of Shares underlying such Issuer Stock Option and (ii) the excess of the Merger Consideration over the exercise price per share of such Issuer Stock Option. Any Issuer Stock Option that had an exercise price per share that was equal to or exceeded the Merger Consideration was cancelled for no consideration.

The Fund and Healthcare tendered all of their Shares in the Offer for the Merger Consideration. In the closing of the Merger, all Issuer Stock Options held by Mr. Cui were cancelled in consideration of the cash payments described above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)	As a result of the closing of the Offer and the Merger as described in Item 4, the Reporting Persons ceased to beneficially own any shares of Common Stock or to have voting or dispositive power with respect to any shares of Common Stock. The information disclosed under Item 4 is hereby incorporated by reference into this Item 5.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock since April 30, 2024, the date as of which beneficial ownership information was presented in the most recent amendment to this Schedule 13D.

(d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on May 18, 2024.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2024

Decheng Capital China Life Sciences USD Fund III, L.P.

By its General Partner
Decheng Capital Management III (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Management III (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Global Healthcare Fund (Master), LP

By its General Partner
Decheng Capital Global Healthcare GP, LLC

By its Manager
Decheng Capital SV LLC

By its Manager
Decheng Capital LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Global Healthcare GP, LLC

By its Manager
Decheng Capital SV LLC

By its Manager
Decheng Capital LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

/s/ Xiangmin Cui
Xiangmin Cui